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Exhibit 2.1

ASSET AND STOCK PURCHASE AGREEMENT

        ASSET AND STOCK PURCHASE AGREEMENT, dated as of July 31, 2003, by and among QuickHire, Inc., a Virginia corporation ("QuickHire"), Internet Technologies, Inc., a Virginia corporation ("ITi"), Chris McCarrick ("McCarrick"), Bryan Hochstein ("Hochstein") and Monster Worldwide, Inc., a Delaware corporation ("Buyer").

        WHEREAS, QuickHire and ITi together operate a business consisting of the provision of automated recruitment and staffing solutions, including but not limited to the provision of job classification solutions, assessment and ranking solutions and career web site hosting services (the "Business"). The parties desire to provide for the sale to Buyer of QuickHire's ongoing Business through the acquisition of certain assets of QuickHire relating to the Business and the acquisition of 100% of the outstanding shares of capital stock of ITi (the "ITi Shares") and to provide for certain other matters. The Business being acquired hereunder is sometimes referred to herein as the "Acquired Business."

        Accordingly, it is agreed as follows:

        1.    Sale and Transfer of Certain Assets of QuickHire.

          1.1    Assets to be Sold.    Effective as of 11:59 p.m. on the date hereof (the "Effective Time"), QuickHire hereby sells, transfers, assigns, conveys and delivers to Buyer, and Buyer hereby purchases and acquires from QuickHire, free and clear of any and all liens, claims, encumbrances, security interests or other adverse claims ("Liens") other than the limited liabilities assumed by Buyer pursuant to Section 1.2 below, the Business of QuickHire and all of QuickHire's right, title and interest in and to all of its assets as they exist on the date hereof, other than the Excluded Assets (as defined in Section 1.3 below), including but not limited to the following assets, wherever located and whether or not reflected upon QuickHire's books, records or financial statements (collectively, the "Assets"):

            (a)   All files, records, logos, work product, releases, licenses, permits, approvals, correspondence, employment records, logs and memoranda, in each case which relate to the Assets or the Business, and all of QuickHire's customers, accounts and customer lists, including, without limitation, all rights to the customers set forth on Schedule 1.1(a) (the customers of QuickHire, including without limitation those listed on Schedule 1.1(a), are sometimes collectively referred to as the "Customers").

            (b)   All fixtures, equipment, telephone lines, machinery, computer hardware, software, furniture and other similar personal property of QuickHire relating to the Business, including without limitation those items listed on Schedule 1.1(b) as well as all inventory, work-in-progress (including but not limited to orders for services or products to be provided after the Effective Time) and supplies of QuickHire relating to the Assets or the Business.

            (c)   All proprietary, confidential and non-public information of QuickHire pertaining to the Assets or the Business, including without limitation all trade secrets, trademarks, service marks, domain names, names, copyrights, processes, know-how and plans, including without limitation all Proprietary Rights (as defined in Section 4.1 below) owned by QuickHire.

            (d)   All of QuickHire's rights under (i) the agreements (including but not limited to leases) listed or identified on Schedule 1.1(d), and (ii) any and all agreements, purchase orders or arrangements with Customers.

            (e)   The right to employ the employees listed on Schedule 4.11.

            (f)    Without limiting the provisions of Section 1.1(c) above, the name "QuickHire" and any component, abbreviation or derivative of the foregoing, together with the goodwill associated with, and going concern value of, the Business and the name "QuickHire" and all trademarks and servicemarks related thereto, and all registrations related thereto.

            (g)   Any payments with respect to services to be rendered, products to be provided or expenses to be incurred after the Effective Time.

            (h)   All other properties and assets owned or held by QuickHire or any of its affiliates (as defined in Section 4.14 below) that are used primarily in, or are necessary for the continued conduct of, or are otherwise customarily used in, the Business as of the date hereof, whether or not of a type falling within any of the categories of assets or properties described above, except for the Excluded Assets.

            (i)    All prepaid expenses (including prepaid rent under the Lease (as defined in Section 4.1 below) and prepaid parking expense.

            (j)    The cash security deposit of $17,612 under the Lease.

          1.2    Limited Assumption of Liabilities.    Notwithstanding anything to the contrary contained in this Agreement or any agreement, document, certificate or instrument being delivered pursuant to this Agreement (collectively, the "Transaction Documents"), and regardless of whether such liability is disclosed in this Agreement, in any of the Transaction Documents or on any Schedule or Exhibit hereto or thereto, Buyer is not assuming, agreeing to pay, perform or discharge or in any way be responsible for any debts, liabilities or obligations of QuickHire or the Business, of any kind or nature whatsoever, not described in this Section 1.2 as being specifically assumed. Subject to the provisions of the next sentence, as of the Effective Time, Buyer hereby assumes and agrees to pay and fully satisfy when due all liabilities and obligations (i) resulting from, caused by or arising out of the ownership of the Assets by Buyer to the extent arising and relating to periods after the Effective Time, and (ii) subject to Section 1.4 below, arising and relating to periods after the Effective Time under the contracts and agreements listed or identified on Schedule 1.1(d), excluding liabilities and obligations arising in connection with breaches thereof prior to the Effective Time, in the case of both clauses (i) and (ii) above excluding liabilities or obligations the existence of which are contrary to any covenant, representation or warranty of QuickHire, McCarrick, ITi or Hochstein under this Agreement or the Transaction Documents. Without in any way limiting the breadth of the liabilities and obligations not being assumed by Buyer hereunder, it is understood and agreed that Buyer is not assuming, among other things (i) liabilities or obligations resulting from, caused by or arising out of the ownership of the Assets by QuickHire to the extent arising and relating to periods prior to the Effective Time, (ii) accounts payable, commissions payable, bonuses payable, accrued payroll and related withholding taxes and expenses as well as accrued vacation, leave and termination liability as of the Effective Time, (iii) liabilities or obligations arising out of or in connection with taxes, or (iv) any liabilities or obligations of QuickHire or McCarrick incurred in connection with negotiating and preparing this Agreement and the Transaction Documents and in closing and carrying out the transactions contemplated by this Agreement and the Transaction Documents.

          1.3    Excluded Assets.    Notwithstanding anything to the contrary in Section 1.1 above, the following assets and properties of QuickHire are expressly excluded from the purchase and sale of the Assets contemplated by this Agreement (collectively, the "Excluded Assets"): (i) all cash and cash equivalents of QuickHire, (ii) all billed and unbilled accounts receivable and claims of the Business and QuickHire for services or products provided and for expenses incurred prior to the Effective Time, (iii) those assets set forth on Schedule 1.3, (iv) QuickHire's formal constituent and organizational documents and (v) QuickHire's rights under this Agreement and the Transaction Documents.

          1.4    Payments Relating to Unearned Revenue, Prepaid Expenses and Fixed Assets.    It is understood and agreed that QuickHire shall pay to Buyer in accordance with the provisions of this Section 1.4 an amount equal to the unearned revenue of QuickHire as of the Effective Time, as set forth in Schedule 4.13 (which amount of unearned revenue is equal to $1,106,973), less an amount equal to the prepaid expenses of QuickHire as of the Effective Time (which amount of prepaid expenses QuickHire and Hochstein represent and warrant is equal to $20,446, representing payment of August rent under the Lease and August parking expense), less an amount equal to the net book value of QuickHire's fixed assets as of the Effective Time, as set forth on Schedule 1.4 (which net book value is equal to $229,850), and less an amount equal to $17,612, representing the amount of the cash security deposit under the Lease, which security deposit is part of the Assets that Buyer is acquiring. Buyer shall have the right to take an inventory of QuickHire's fixed assets listed on Schedule 1.4 and adjust the $229,850 aggregate net book value figure in the event that any fixed assets are unaccounted for or in the event that the value of any fixed assets are recorded improperly in such figure. QuickHire shall pay such $839,065 to Buyer by company checks in accordance with the following schedule:

            (a)   $92,474 in cash shall be payable on September 1, 2003.

            (b)   $319,662 in cash shall be payable on October 1, 2003.

            (c)   $133,462 in cash shall be payable on November 3, 2003.

            (d)   $64,692 in cash shall be payable on December 1, 2003.

            (e)   $228,775 in cash shall be payable on January 2, 2004.

Buyer may set off all amounts that are due and owing to Buyer pursuant to this Section 1.4 against amounts due QuickHire, McCarrick or Hochstein under this Agreement or any Transaction Document or otherwise.

        2.    Sale and Transfer of the ITi Shares.    Effective as of the Effective Time, Hochstein hereby sells, transfers, assigns, conveys and delivers to Buyer, and Buyer hereby purchases and acquires from Hochstein, the ITi Shares. At the closing of the transactions contemplated by this Agreement (the "Closing"), Hochstein shall deliver to Buyer a certificate or certificates representing all of the ITi Shares, accompanied by a stock power or powers duly executed in blank.

        3.    Purchase Price and Payment; Additional Provisions.

          3.1    Fixed Purchase Price Payable to QuickHire.    As consideration for the Assets, the Business operated by QuickHire and for the covenants contained in Section 7, Buyer shall pay to QuickHire the fixed amount of $2,850,000.00 in cash, payable as follows:

            (a)   $1,425,000.00 in cash shall be payable at the Closing.

            (b)   $114,000.00 in cash shall be payable on each of September 1, 2003; October 1, 2003; November 3, 2003; December 1, 2003; January 2, 2004 and February 2, 2004 (together with interest on each such payment, which shall accrue at a rate of 1.49% per annum from the day after the Closing through the day prior to the respective payment).

            (c)   $741,000.00 in cash shall be payable on January 2, 2004, together with interest thereon, which shall accrue at a rate of 1.49% per annum from the day after the Closing through January 1, 2004.

          3.2    Fixed Purchase Price Payable to Hochstein.    As consideration for the ITi Shares and for the covenants contained in Section 7, Buyer shall pay to Hochstein the fixed amount of $1,900,000.00 in cash, payable as follows:

            (a)   $950,000.00 in cash shall be payable at the Closing.

            (b)   $76,000.00 in cash shall be payable on each of September 1, 2003; October 1, 2003; November 3, 2003; December 1, 2003; January 2, 2004 and February 2, 2004 (together with interest on each such payment, which shall accrue at a rate of 1.49% per annum from the day after the Closing through the day prior to the respective payment).

            (c)   $494,000.00 in cash shall be payable on January 2, 2004, together with interest thereon, which shall accrue at a rate of 1.49% per annum from the day after the Closing through January 1, 2004.

          3.3    Potential Earnout Payments Payable to QuickHire.    As additional consideration for the Assets, the Business operated by QuickHire and for the covenants contained in Section 7, Buyer shall pay to QuickHire up to an additional $17,100,000.00 in cash as follows:

            (a)   Fifty-one and three-tenths percent (51.3%) of the QuickHire EBITDA (as defined in Section 3.6 below) for the period August 1, 2003 through December 31, 2003 (if any), up to a maximum payment of $2,850,000.00 in cash under this Section 3.3(a).

            (b)   Fifty-one and three-tenths percent (51.3%) of the QuickHire EBITDA for calendar year 2004 (if any), up to a maximum payment of $5,700,000.00 in cash under this Section 3.3(b).

            (c)   Fifty-seven percent (57.0%) of up to the first $6,900,000.00 of the QuickHire EBITDA for calendar year 2005 (if any), plus one hundred fourteen percent (114.0%) of the QuickHire EBITDA for calendar year 2005 in excess of $6,900,000.00 (if any), up to a maximum payment of $8,550,000.00 in cash under this Section 3.3(c).

          3.4    Potential Earnout Payments Payable to Hochstein.    As additional consideration for the ITi Shares and for the covenants contained in Section 7, Buyer shall pay to Hochstein up to an additional $11,400,000.00 in cash as follows:

            (a)   Thirty-four and two-tenths percent (34.2%) of the QuickHire EBITDA for the period August 1, 2003 through December 31, 2003 (if any), up to a maximum payment of $1,900,000.00 in cash under this Section 3.4(a).

            (b)   Thirty-four and two-tenths percent (34.2%) of the QuickHire EBITDA for calendar year 2004 (if any), up to a maximum payment of $3,800,000.00 in cash under this Section 3.4(b).

            (c)   Thirty-eight percent (38.0%) of up to the first $6,900,000.00 of the QuickHire EBITDA for calendar year 2005 (if any), plus seventy-six percent (76.0%) of the QuickHire EBITDA for calendar year 2005 in excess of $6,900,000.00 (if any), up to a maximum payment of $5,700,000.00 in cash under this Section 3.4(c).

          3.5    Mechanics of Payment.    Payments by Buyer pursuant to Sections 3.1, 3.2, 3.3 and 3.4 shall be made as follows:

            (a)   Payment to QuickHire pursuant to Section 3.1(a) shall be paid by wire transfer of immediately available funds to the following account:

        Name: QuickHire, Inc.
        Bank: Virginia Commerce Bank
        Address: 506 King St, Alexandria, VA 22314
        POC: Pam McConnell—(703) 684-4390
        Routing Number: 056005253
        Account Number: 20062753

            (b)   Payments to QuickHire pursuant to Sections 3.1(b), 3.1(c) and 3.3 shall be made by company check made payable to QuickHire and delivered to QuickHire.

            (c)   Payment to Hochstein pursuant to Sections 3.2(a) shall be paid by wire transfer of immediately available funds to the following account:

        Name: Bryan and Laura Hochstein
        Bank: Navy Federal Credit Union
        Address: Merrifield, VA
        Routing Number: 256074974
        Account Number: 1343511-703

            (d)   Payments to Hochstein pursuant to Sections 3.2(b), 3.2(c) and 3.4 shall be made by company check made payable to Hochstein and delivered to Hochstein.

            (e)   Payments to QuickHire and Hochstein pursuant to Sections 3.3(a) and 3.4(a), respectively, shall be made no later than March 30, 2004, and shall be accompanied by Buyer's calculation of the QuickHire EBITDA for the period August 1, 2003 through December 31, 2003. Payments to QuickHire and Hochstein pursuant to Sections 3.3(b) and 3.4(b), respectively, shall be made no later than March 31, 2005, and shall be accompanied by Buyer's calculation of the QuickHire EBITDA for calendar year 2004. Payments to QuickHire and Hochstein pursuant to Sections 3.3(c) and 3.4(c), respectively, shall be made no later than March 31, 2006, and shall be accompanied by Buyer's calculation of the QuickHire EBITDA for calendar year 2005.

          3.6    Definition of the QuickHire EBITDA.    The "QuickHire EBITDA" means, for a given period, the earnings before interest, taxes, depreciation and amortization of the Acquired Business during such period, as calculated by Buyer at the end of such period in accordance with generally accepted accounting principles consistently applied ("GAAP"), as adjusted for certain inter-divisional transactions and certain other circumstances set forth in this Section 3.6 and Section 3.7 below. The following provisions shall apply to the definition of the QuickHire EBITDA:

            (a)   Revenue.    The QuickHire EBITDA will include all revenue of the Acquired Business as calculated by Buyer in accordance with GAAP including but not limited to revenue (i) arising under existing or future contracts and subcontracts of the Acquired Business and (ii) attributable to existing or future products and services of the Acquired Business (or any product of Buyer or any of its affiliates (Buyer and its affiliates are sometimes collectively referred to herein as the "Buyer Affiliated Group") that both (A) is substantially based on the technology of the Acquired Business and (B) provides substantially the same functionality as the QuickHire hiring management system).

            (b)   Expenses.    The direct and indirect cost of operations and selling, general and administrative expenses of the Acquired Business as calculated by Buyer in accordance with GAAP will apply against the QuickHire EBITDA, including but not limited to (i) the direct and indirect cost of staff of the Acquired Business devoted to efforts of the Acquired Business, (ii) the cost of the data center and infrastructure of the Acquired Business and (iii) facility costs and information technology costs of the principal offices of the Acquired Business.

            (c)   No Buyer Corporate Charges.    Notwithstanding the requirements of GAAP, charges for corporate management, overhead and selling, general and administrative expenses from the Buyer Affiliated Group (other than those overhead and selling, general and administrative expenses of the Acquired Business) will not be applied against the QuickHire EBITDA.

            (d)   No Transaction Charges.    Notwithstanding the requirements of GAAP, transaction charges relating to the acquisition by Buyer of the Acquired Business and goodwill charges will not be applied against the QuickHire EBITDA.

          3.7    Additional Provisions Relating to the Potential Earnout Payments.    The following provisions shall apply to (i) the calculation of the QuickHire EBITDA as it pertains to the potential payments to be made pursuant to Sections 3.3 and 3.4 above, (ii) the conduct of the parties from the Effective Time through December 31, 2005 (the "Earnout Period") as it pertains to the potential payments to be made pursuant to Sections 3.3 and 3.4 above, and (iii) any disputes between Buyer on the one hand and QuickHire, McCarrick and Hochstein on the other hand relating to the foregoing:

            (a)   Good Faith.    In making decisions directly affecting the QuickHire EBITDA during the Earnout Period, the Buyer Affiliated Group on the one hand and QuickHire, McCarrick and Hochstein on the other hand agree to act towards each other in good faith and with fair dealings. During the Earnout Period, Buyer shall determine the operating budget of the Acquired Business in good faith with the participation of the Seller Representative (as defined in Section 3.7(l) below) in that process.

            (b)   Quarterly Calculation of the QuickHire EBITDA.    Buyer shall, on a quarterly basis within forty-five (45) days following the end of each calendar quarter during the Earnout Period but within ninety (90) days following the end of each calendar quarter that is the final quarter of a calendar year, provide QuickHire and Hochstein with Buyer's computation of the QuickHire EBITDA for such calendar quarter (beginning with the period August 1, 2003 through September 30, 2003 and ending with the final calendar quarter of calendar year 2005).

            (c)   Adjustments for Matters That Are Not Related to the Acquired Business.    Adjustments will be applied to the QuickHire EBITDA calculation to appropriately adjust expenses for (i) direct staff costs (i.e., fully loaded cost including fringe benefits and overhead) in excess of one hundred (100) person hours per calendar quarter as a result of requirements placed on the staff of the Acquired Business by the Buyer Affiliated Group (other than the entity operating the Acquired Business) that are not related to the Acquired Business (except for training, development and other activities and programs applicable to Buyer Affiliated Group employees generally), (ii) significant costs (based on actual facility costs) incurred in housing of Buyer Affiliated Group personnel (other than personnel of the Acquired Business) in the facilities of the Acquired Business, and (iii) significant costs incurred in hosting of Buyer Affiliated Group training in the principal offices of the Acquired Business.

            (d)   Staff Allocation.    Direct costs of Buyer Affiliated Group staff (other than staff of the Acquired Business) performing material work on contracts, products and services of the Acquired Business, and staff of the Acquired Business performing material work on contracts, products and services that are not related to the Acquired Business will result in an adjustment to the expense component of the QuickHire EBITDA. During the Earnout Period and only for so long as the Seller Representative is employed by the Buyer Affiliated Group, Buyer shall not without the consent of the Seller Representative require any Acquired Business staff to expend material amounts of time performing on the Buyer Affiliated Group's contracts, products and services that are not related to the Acquired Business. If the Seller Representative is no longer employed by the Buyer Affiliated Group, Buyer shall not, during the Earnout Period, require any Acquired Business staff to perform on the Buyer Affiliated Group's contracts, products and services that are not related to the Acquired Business in excess of one hundred (100) person hours per calendar quarter. Acquired Business staff performing on the Buyer Affiliated Group's contracts, products and services that are not related to the Acquired Business during the Earnout Period shall be subject to an adjustment to the expense component of the QuickHire EBITDA as set forth in Section 3.7(c) above.

            (e)   Cooperative Contracts.    The allocation of costs and revenue, for the purpose of calculating the QuickHire EBITDA during the Earnout Period, on cooperative contracts involving the joint sale of products or services of both the Acquired Business and the Buyer Affiliated Group's operations that are not related to the Acquired Business will be negotiated in advance in good faith as if the agreements were arm's-length. For purposes of clarity, it is understood that no adjustments to the QuickHire EBITDA shall be triggered by sales of products or services of the Buyer Affiliated Group's operations that are not related to the Acquired Business that are not expressly made part of a package involving products or services of the Acquired Business.

            (f)    Withdrawal of Cash.    During the Earnout Period, the Buyer Affiliated Group will not cause the cash and cash equivalents of the Acquired Business to be distributed or otherwise withdrawn if such distribution or withdrawal will reduce the cash and cash equivalents of the Acquired Business to an amount less than the amount needed to cover the operating expenses of the Acquired Business for one (1) month. The Buyer Affiliated Group shall be deemed to have complied with this provision if any distribution or withdrawal results in cash and cash equivalents remaining in the Acquired Business equal to at least the lesser of (i) one hundred five percent (105%) of the cash needed to fund the operations of the Acquired Business for the immediately preceding calendar month or (ii) one-third (1/3) of the cash needed to fund the operations of the Acquired Business for the immediately preceding calendar quarter.

            (g)   Acquisitions by the Acquired Business.    During the Earnout Period, Buyer will not cause the Acquired Business to acquire other companies without the prior written consent of the Seller Representative.

            (h)   Other Acquisitions.    If during the Earnout Period Buyer determines in its sole and absolute discretion that it would make business sense to acquire Avue Technologies or Star Mountain/FPMI, Buyer will negotiate in good faith with QuickHire and Hochstein regarding an appropriate adjustment to the provisions of Sections 3.3 and 3.4.

            (i)    Price Alterations.    Should Buyer management make a strategic decision to materially alter prices of products and services of the Acquired Business during the Earnout Period without the consent of the Seller Representative, negatively impacting the QuickHire EBITDA during the Earnout Period, an adjustment will be made to the QuickHire EBITDA calculation.

            (j)    Authority Over Day-to-Day Operations.    During the Earnout Period and only for so long as at least one Seller Representative remains employed by the Buyer Affiliated Group, Buyer agrees that the Seller Representative shall have decision-making authority of the day-to-day operations of the Acquired Business with regard to the following specific items: (i) negotiation of government contracts, subject to approval by Buyer's chief operating officer (or his designee) and further subject to Buyer's legal, accounting and tax review and approval, (ii) establishing and managing subcontracts, partnerships and alliances, subject to approval by Buyer's chief operating officer (or his designee) and further subject to Buyer's legal, accounting and tax review and approval, (iii) hiring of staff, subject to approval by Buyer's chief operating officer (or his designee), (iv) any decreases in compensation of staff, (v) management of sales and marketing efforts, subject to approval by Buyer's chief operating officer (or his designee) and (vi) management of the security process at the data center of the Acquired Business to comply with contractual commitments to customers. Such authority shall in all cases be within the constraints of applicable Buyer policies, procedures and standards of operation.

            (k)   Power, Authority and Control; Ownership; Cessation of Employment.    Except and only to the limited extent otherwise specifically provided to the contrary in the preceding paragraphs of this Section 3.7, there shall be no direct or indirect limitations on the power, authority and control of Buyer over the Assets, the Proprietary Rights, the Acquired Business and the ITi Shares, it being understood that, without limiting the breadth of the rights conveyed to Buyer pursuant to Sections 1 and 2 above, pursuant to the terms of this Agreement at the Closing Buyer will become the sole, absolute and unconditional owner of the Assets, the Proprietary Rights, the Acquired Business and the ITi Shares. It is understood and agreed that in the event that one or all of McCarrick, Hochstein and Don Bauer ("Bauer") ceases to be employed by the Buyer Affiliated Group for any reason during the Earnout Period (including without limitation a termination by Buyer or a member of the Buyer Affiliated Group for no reason), such termination of employment shall have no effect on the this Agreement or the amount of the purchase price payable pursuant to Sections 3.3 or 3.4 above, except that such termination of employment may be relevant in determining the identity of the Seller Representative pursuant to Section 3.7(l) below.

            (l)    Seller Representative.    The "Seller Representative" means (i) McCarrick, for so long as (A) he is employed by the Buyer Affiliated Group or (B) none of McCarrick, Hochstein or Bauer is employed by the Buyer Affiliated Group, (ii) Hochstein, for so long as McCarrick is not employed by the Buyer Affiliated Group and Hochstein is employed by the Buyer Affiliated Group or (iii) Bauer, for so long as neither McCarrick nor Hochstein is employed by the Buyer Affiliated Group and Bauer is employed by the Buyer Affiliated Group. The appointment of the Seller Representative by QuickHire, McCarrick and Hochstein shall be deemed coupled with an interest and shall be irrevocable, and Buyer may conclusively and absolutely rely, without inquiry, upon any action of the Seller Representative pursuant to this Section 3.7 as the act of QuickHire, McCarrick and Hochstein in all matters referred to in this Section 3.7.

            (m)  Dispute Resolution; Audit Adjustments.    (1) QuickHire and Hochstein shall provide written notice to Buyer in the event that (i) they disagree with any quarterly or other calculation of the QuickHire EBITDA provided to them by Buyer, (ii) they deem any act or omission or other conduct of Buyer to be in violation of any of the provisions of this Section 3.7, (iii) they believe an adjustment to the QuickHire EBITDA is necessary based on any of the provisions of this Section 3.7 or (iv) they otherwise believe that any revenues, expenses or other items should be allocated between the Acquired Business and the Buyer Affiliated Group's operations that are not related to the Acquired Business based on any of the provisions of this Section 3.7. It is expressly understood and agreed that unless QuickHire and Hochstein provide the written notice described in the immediately preceding sentence within the earlier of (x) forty-five (45) days after the delivery of the calculation of the QuickHire EBITDA by Buyer to QuickHire and Hochstein (in the case of clause (i) of the immediately preceding sentence) or (y) forty-five (45) days after QuickHire, McCarrick or Hochstein knows or has reason to know of the occurrence of any act, omission, conduct, fact or circumstance of the type described in clauses (ii), (iii) and (iv) of the immediately preceding sentence, then QuickHire and Hochstein shall be deemed to have consented and agreed to such calculation, act, omission, conduct, fact or circumstance, and any such calculation shall be binding on QuickHire and Hochstein and any such act, omission, conduct, fact or circumstance shall no longer constitute or be capable of constituting grounds for any claim by QuickHire or Hochstein (A) that Buyer has violated any provision of this Section 3.7, (B) that an adjustment to the QuickHire EBITDA is necessary or (C) for an allocation of any revenues, expenses or other items between the Acquired Business and the Buyer Affiliated Group's operations that are not related to the Acquired Business (it being understood and agreed that any failure to provide notice of any act, omission, conduct, fact or circumstance of the type described in clauses (ii), (iii) and (iv) of the immediately preceding sentence shall not cause QuickHire or Hochstein to be deemed to have consented to Buyer's accounting for such act, omission, conduct, fact or circumstance if none of QuickHire, McCarrick and Hochstein knew or had reason to know the manner in which Buyer would account for such act, omission, conduct, fact or circumstance and the financial impact of such accounting (with reasonable specificity), and QuickHire and Hochstein shall have the right to dispute such accounting by providing written notice to Buyer within forty-five (45) days after the delivery of the calculation of the QuickHire EBITDA by Buyer to QuickHire and Hochstein that incorporates such accounting). If QuickHire and Hochstein provide any written notice described in the first sentence of this Section 3.7(m), then the parties shall use their best efforts to resolve their differences and, if they are unsuccessful in resolving their differences, the dispute shall be submitted to final and binding arbitration in accordance with this Section 3.7(m), provided that all disputes with respect to any calendar quarter shall be resolved in the same arbitration proceeding, which shall occur on or about the ninetieth (90th) day following the end of such calendar quarter. The arbitration contemplated by this Section 3.7(m) shall be compelled and enforced according to the Federal Arbitration Act and shall be conducted according to the then-current Commercial Arbitration Rules of the American Arbitration Association except as otherwise provided herein. The arbitrator shall be appointed by agreement of the parties hereto or, if no agreement can be reached, by the American Arbitration Association pursuant to its rules.

            (2)   Either party (QuickHire, McCarrick and Hochstein on the one hand or Buyer on the other hand) may initiate arbitration following any dispute of the type described in Section 3.7(m)(1) above by sending written notice of an intention to arbitrate to the other party. This notice must contain a description of the dispute and the remedy sought. The arbitrator shall be impartial and experienced in commercial matters. Judgment on the award the arbitrator renders may be entered in any court having jurisdiction over the parties. The arbitration shall be conducted in New York, New York. Each party may be represented by an attorney or other representative selected by the party. Each party shall have the right to take the deposition of one individual and any expert witness proposed to be utilized by another party and to make requests for production of documents; additional discovery may be had only where the arbitrator selected pursuant to this Section 3.7(m) so orders, upon showing of substantial need. Each party shall have the right to subpoena witnesses and documents for the arbitration. At least twenty (20) days before the arbitration, each party must provide to the other lists of witnesses, including any expert, and copies of all exhibits intended to be used at arbitration.

            (3)   Each party (QuickHire, McCarrick and Hochstein on the one hand and Buyer on the other hand) to the arbitration shall equally share the fees and costs of the arbitrator. Each party will deposit funds or post other appropriate security for its share of the arbitrator's fees, in an amount and manner determined by the arbitrator, ten (10) days before the first day of hearing. The prevailing party to the arbitration shall be entitled to recover from the other party reasonable attorneys' fees and costs incurred in pursuing or defending the claim submitted to arbitration (in addition to any other relief to which the prevailing party may be entitled), it being understood and agreed that Buyer shall be deemed to be the prevailing party in the event that the arbitration results in an adjustment of $10,000 or less to Buyer's calculation of the QuickHire EBITDA for the applicable calendar quarter, and QuickHire, McCarrick and Hochstein shall be deemed to be the prevailing party in the event that the arbitration results in an adjustment of more than $10,000 to Buyer's calculation of the QuickHire EBITDA for the applicable calendar quarter.

            (4)   This arbitration procedure shall be the exclusive method of resolving any disputes between Buyer on the one hand and QuickHire, McCarrick and Hochstein on the other hand relating to (i) the calculation of the QuickHire EBITDA as it pertains to the potential payments to be made pursuant to Sections 3.3 and 3.4 above, or (ii) the conduct of the parties during the Earnout Period as it pertains to the potential payments to be made pursuant to Sections 3.3 and 3.4 above.

            (5)   To the extent that Buyer's independent auditors require any audit adjustment to be made that would affect the QuickHire EBITDA in prior periods, then the QuickHire EBITDA for such prior periods shall be adjusted accordingly notwithstanding any contrary calculation delivered by Buyer, the expiration of any forty-five (45) day notice period pursuant to Section 3.7(m)(1) above or anything else to the contrary in this Section 3.7,

        4.    Representations and Warranties of QuickHire, ITi, McCarrick and Hochstein.    QuickHire, ITi, McCarrick and Hochstein (each, individually a "Seller Party," and together, the "Seller Parties"), jointly and severally, hereby represent and warrant to Buyer as follows:

          4.1    Assets.    Except for the Excluded Assets, the Assets and the assets of ITi together constitute all of the property and assets which are considered part of the Business and all of the Assets necessary to conduct the Business as presently conducted. ITi does not own any assets other than assets included in the Proprietary Rights. QuickHire has the right to convey, and the execution and delivery of this Agreement and the Transaction Documents will convey to Buyer, and Buyer will be vested with good and marketable title in and to, the Assets, free and clear of any and all Liens other than the limited liabilities assumed by Buyer pursuant to Section 1.2 above and other than as set forth on Schedule 4.1. The tangible Assets are in good condition and repair, ordinary wear and tear excepted, and are suitable for the uses intended. All tangible Assets are located at QuickHire's premises described in the lease listed on Schedule 4.6 (the "Lease") or at the co-location facility described in Schedule 1.1(d). Except for the real property described in the Lease, none of the Assets are held under any lease, security agreement or conditional sales contract. No claim by any third party contesting the validity, enforceability, use or ownership of any of the Assets has been made, is currently pending or to the knowledge of any of the Seller Parties is threatened. QuickHire or ITi owns and possesses all right, title and interest in and to, or has a valid license to use, all of the Proprietary Rights necessary for the operation of the Business as presently conducted and none of such Proprietary Rights have been abandoned. No claim by any third party contesting the validity, enforceability, use or ownership of any such Proprietary Rights has been made, is currently outstanding or, to the knowledge of the Seller Parties, is threatened, and there is no reasonable basis for any such claim. None of the Seller Parties has received any notice of, nor is any Seller Party aware of any fact that indicates a reasonable basis for an allegation of, any infringement or misappropriation by, or conflict by or with, any rights of any third party with respect to any of the Assets or the Proprietary Rights. Neither QuickHire nor ITi has, in connection with the Assets, the Proprietary Rights and the Business, infringed, misappropriated or otherwise conflicted with any rights of any third parties, nor is any Seller Party aware of any infringement, misappropriation or conflict that will occur as a result of the continued use of the Assets and the Proprietary Rights and operation of the Business as presently conducted, including without limitation the use of proprietary and confidential information being assigned to Buyer by QuickHire or ITi pursuant to this Agreement. QuickHire or ITi owns all tangible and intangible property rights used in or otherwise necessary for use with all software utilized by the Business or leased, licensed, sold or otherwise provided to Customers; and pursuant to this Agreement QuickHire is conveying to Buyer complete and exclusive right, title and interest in and to such software owned by QuickHire. All personnel of QuickHire and ITi, including without limitation employees, agents, consultants and contractors, who have contributed to or participated in the conception and/or development of all or any part of such software or any other Proprietary Right (1) have been party to a "work-for-hire" arrangement or agreement with QuickHire or ITi, in accordance with applicable federal and state law, that has accorded QuickHire or ITi full, effective, exclusive, and original ownership of all tangible and intangible property thereby arising, or (2) have executed appropriate instruments of assignment in favor of QuickHire or ITi as assignee that have conveyed to QuickHire or ITi full, effective and exclusive ownership of all tangible and intangible property thereby arising. QuickHire and ITi are duly licensed and/or qualified to do business and in good standing in each jurisdiction in which the character of its operations requires such license or qualification, except for those jurisdictions where the failure to be so licensed, qualified or in good standing would not individually or in the aggregate have a material adverse effect on the Assets, the Proprietary Rights or the Business, and each of QuickHire and ITi has the power and authority to conduct its business and to execute and deliver this Agreement and the Transaction Documents and to perform its obligations hereunder and thereunder.

          As used herein, the term "Proprietary Rights" means all proprietary information of QuickHire and ITi, including all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice), all trademarks, service marks, trade dress, trade names, corporate names, domain names, copyrights, all trade secrets, confidential information, ideas, formulae, compositions, know-how, processes and techniques, drawings, specifications, designs, logos, plans, improvements, proposals, technical and computer data, documentation and software, financial, business and marketing plans, and related information and all other proprietary, industrial or intellectual property rights relating to the Business, including but not limited to those found at the website at http://www.quickhire.com. The consummation of the transactions contemplated by this Agreement and the Transaction Documents will not adversely affect the right of Buyer to continue to use the Proprietary Rights after the Effective Time. To the extent that registration of any Proprietary Right is required by law, such Proprietary Right has been duly and validly registered or filed, and any fees that are necessary to maintain in force any Proprietary Rights or registrations thereof have been paid. Schedule 4.1 sets forth a list and description of the Proprietary Rights, including all copyrights, trademarks, service marks, patents, trade dress and trade names used or held by QuickHire and ITi and, where appropriate, the date, serial or registration number, and place of any registration thereof.

          4.2    ITi—Ownership; Organizational Documents; No Subsidiaries; No Operations.    The authorized capital stock of ITi consists of 100,000 shares of common stock, of which 10,000 shares are issued and outstanding, all of which are owned of record and beneficially by Hochstein, free and clear of any and all Liens. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of the authorized capital stock of ITi are as set forth in the Articles of Incorporation of ITi, as amended to the date hereof, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are valid, binding and enforceable and in accordance with all applicable laws. All outstanding shares of capital stock of ITi have been duly authorized and validly issued, are fully paid and non-assessable, and were issued in compliance with all applicable federal and state securities laws. None of the outstanding securities of ITi have been issued in violation of any pre-emptive rights, rights of first refusal or similar rights. No contract, commitment or undertaking of any kind has been made for the issuance of additional shares of capital stock or other securities of ITi, nor is there in effect or outstanding any subscription, option, warrant or other right to acquire any shares of capital stock of ITi or other instruments convertible into or exchangeable for such capital stock. There are no voting trust agreements or other contracts, agreements or arrangements restricting or otherwise relating to voting, dividend or other rights with respect to ITi's capital stock. ITi does not hold any shares of capital stock in its treasury. Upon delivery of the ITi Shares to Buyer pursuant to the provisions of this Agreement, Buyer will acquire good, valid and marketable title to the ITi Shares, free and clear of any and all Liens. All transfer taxes imposed by law in connection with sale, transfer and delivery of the ITi Shares to Buyer have been paid. ITi does not own or control (directly or indirectly), or own or hold any right to acquire, any stock, partnership interest, joint venture interest, equity participation or other security or interest in any other entity, corporation, partnership, trust or any other business association. ITi conducts no business or operations other than holding certain assets included in the Proprietary Rights and used in the Acquired Business.

          4.3    Enforceability; Absence of Conflicts.    Each of this Agreement and the Transaction Documents has been duly executed and delivered by each of the Seller Parties and constitutes the legal, valid and binding obligation of each of the Seller Parties, enforceable against them in accordance with its terms. Except as set forth on Schedule 4.3, the execution, delivery and performance of this Agreement and the Transaction Documents by the Seller Parties will not conflict with, or result in the breach, or constitute a default under, or require the consent, approval or filing with any person or entity under, or modify, any agreement, instrument, judgment, injunction, order, law, rule, regulation, license or decree to which the Seller Parties or the Business is a party or by which any of the Seller Parties or the Business is bound (including without limitation QuickHire's and ITi's Articles of Incorporation and Bylaws), other than such consents, approvals, waivers or other actions as have been received at or prior to the date hereof (copies of which have been provided to Buyer) or those that are listed on Schedule 4.3.

          4.4    Compliance with Laws; Litigation.    QuickHire, ITi and the Business are in compliance in all material respects with all federal, state, local and foreign statutes, laws, rules, regulations, permits, codes or other requirements of law (including without limitation those relating to public health and safety, worker health and safety, pollution and protection of the environment and government contracts) applicable to QuickHire, ITi, the Business or the Assets. No Seller Party has received notice of any violation or any claim of violation of any law, rule or regulation affecting, involving or relating to the Assets, the Proprietary Rights or the Business. There is no action, suit, litigation, claim, proceeding, audit, inquiry or investigation (including without limitation any insolvency proceeding) pending or, to the knowledge of any Seller Party, threatened, against or relating to QuickHire, ITi, the Business, the Assets or the Proprietary Rights, nor are there any judgments, injunction, orders or decrees to which any Seller Party is subject relating to the Business, Assets or Proprietary Rights, nor to the knowledge of any Seller Party is there any reasonable basis for any such judgment, injunction, order or decree. Neither QuickHire nor ITi is engaged in any legal action against any of the Customers or otherwise. Neither QuickHire nor ITi has caused the submission of any certification, statement, claim or invoice in connection with any contract with, or any bid or proposal to, a federal, state or local government agency that it had reason to believe to be false or contain a misrepresentation. Neither QuickHire, ITI, nor any of their officers, directors, owners, or employees having primary management or supervisory responsibilities within a business entity, is presently debarred, suspended, proposed for debarment, or declared ineligible for the award of contracts or subcontracts by any federal, state or local government agency.

          4.5    Property; Leases.    Neither QuickHire nor ITi owns any real property used in connection with the Assets or the Business. All leases of real and personal property leased by QuickHire and utilized in the Business are among the contracts listed or identified on Schedule 4.6 and true, correct and complete copies thereof have previously been furnished to Buyer. ITi does not own any assets other than assets included in the Proprietary Rights, and ITi does not lease any real or personal property. The assets of QuickHire shown or reflected in the Financial Statements (as defined in Section 4.6 below) are free and clear of all Liens except for Liens identified on Schedule 4.5, as of the date hereof. QuickHire enjoys peaceful and undisturbed possession under all such leases. Any real property that QuickHire possesses under such leases is in good condition and repair with adequate plumbing, heating and air conditioning and with access to public roads and utilities as required for the conduct of the Business.

          4.6    Contracts.    Neither QuickHire nor ITi has entered into any contract, agreement or arrangement (written or oral) involving or relating to the Assets, the Proprietary Rights or the Business other than the contracts, agreements or arrangements listed on Schedule 4.6 (the "Contracts"). True, correct and complete copies of all Contracts previously have been furnished to Buyer. Neither QuickHire, nor to the knowledge of any Seller Party, the other party or parties to any Contract, is in default under any Contract and no event has occurred which with the giving of notice or passage of time or both could constitute a default by QuickHire, or to the knowledge of any Seller Party, any other party under any Contract.

          4.7    Financial Statements.    Schedule 4.7 contains the following financial statements of QuickHire and the Business (the "Financial Statements"): audited balance sheets as of September 30, 1999, 2000 and 2001 and December 31, 2001 and 2002, and an unaudited balance sheet as of June 30, 2003; and audited statements of income for the fiscal years ended September 30, 1999, 2000 and 2001, the three months ended December 31, 2001 and the fiscal year ended December 31, 2002 and an unaudited statement of income for the six months ended June 30, 2003. Each of the Financial Statements is true, complete and correct in all material respects, has been prepared in accordance with GAAP, is consistent with the books and records of the Business and fairly presents the Business's financial condition, assets and liabilities as of their respective dates and the results of operations for the periods related thereto. All amounts billed to QuickHire's customers and clients reflected on the Financial Statements, as well as all amounts billed to QuickHire's customers and clients since June 30, 2003, are for Business activities and not for any other business. The Financial Statements do not reflect any material items of special or nonrecurring income or material amounts of income not earned in the ordinary course. Since ITi does not own any assets other than assets included in the Proprietary Rights, ITi does not maintain financial statements.

          4.8    Absence of Undisclosed Liabilities.    As of the Effective Time, neither QuickHire, ITi nor the Business has any debts, liabilities or obligations of any nature (whether accrued, absolute, contingent, direct, indirect, perfected, unperfected, unliquidated or otherwise and whether due or to become due) arising out of transactions entered into on or prior to the date hereof or any state of facts or conditions, or action or inaction existing or occurring on or prior to the date hereof (regardless of when such liability or obligation is asserted), except for (a) liabilities of QuickHire specifically delineated on the Financial Statements, and (b) liabilities of QuickHire under the Contracts, (c) liabilities and obligations of QuickHire arising in the ordinary course of business, consistent in form and amount with past practice, since June 30, 2003, none of which liabilities or obligations identified in (a), (b) or (c) above (i) relates to any breach of contract, breach of warranty, tort, injury caused to another, infringement, claim, lawsuit or violation of law, or (ii) is, individually or in the aggregate, material in amount with respect to the Business.

          4.9    Tax Returns.    All tax returns of or relating to QuickHire, ITi or the Business (federal, state, city, county or otherwise) which are required by law to have been filed for, on behalf of, or with regard to QuickHire, ITi, their respective assets, the Business or the Assets, are true, complete and correct, reflect all liabilities for taxes for the periods covered thereby, and have been duly filed with the appropriate governmental authority. QuickHire and ITi have paid all taxes due, any assessments made against QuickHire or ITi, their respective assets, the Business or the Assets and all other taxes, fees or other similar charges imposed on QuickHire, ITi, their respective assets, the Business or the Assets by any governmental authority, and there are no present disputes, audits or investigations pending or, to the knowledge of the Seller Parties, threatened against QuickHire, ITi or the Business in connection with taxes nor is there any reasonable basis therefore. No tax liens have been filed and no claims are being asserted with respect to any such taxes, fees or other similar charges. Neither QuickHire nor ITi has signed any agreement extending the period for assessment or collection of any taxes, nor is QuickHire or ITi a party to any tax sharing agreement. QuickHire has not made any consent under Section 341 of the Internal Revenue Code with respect to any of the Assets. For purposes of this Agreement, "tax" and "taxes" includes any federal, state, local or foreign income, gross receipts, capital, franchise, import, goods and services, value added, sales and use, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a shareholder of any affiliated group, as defined in Section 1504 of the Internal Revenue Code of 1986, as amended (or being included (or required to be included) in any tax return relating thereto).

          4.10    Accounts Receivable.    Schedule 4.10 contains a true, correct and complete listing and aging of QuickHire's accounts receivable arising out of services actually rendered or for expenses actually incurred, prior to the Effective Time. All of the accounts receivable disclosed on Schedule 4.10 have arisen in bona fide arm's length transactions in the ordinary course of business and except as set forth on Schedule 4.10 are valid and binding obligations of the account debtors without any counterclaims, setoffs or other defenses thereto and are collectible in full in the ordinary course of business within one hundred twenty (120) days of the relevant invoice date. Notwithstanding the foregoing provisions of this Section 4.10, it is understood and agreed that Buyer is not acquiring any of the accounts receivable of QuickHire (the "Retained Receivables"). ITi has no accounts receivable.

          4.11    Employees.    Schedule 4.11 is a true, complete and correct list setting forth the names, job titles/descriptions, current compensation rate (including but not limited to salary and bonus compensation), vacation accrual rate and date of hire of all individuals presently employed by QuickHire in connection with the Business (the "Current Employees") and indicating whether such employees are employed on a full or part time basis (and, if part time, specifying the schedule of such employees). Except as set forth on Schedule 4.11, QuickHire is not a party to any employment or similar agreement (including but not limited to offer letters or agreements) with any of the Current Employees nor has QuickHire made any promise to any of the Current Employees with respect to any bonuses or increases in compensation (whether oral or in writing). QuickHire has paid or made provision for payment of all salaries, wages and vacation pay accrued with respect to any and all of its current and former employees, and it is understood and agreed that no such liabilities shall be assumed by Buyer for periods on or prior to the date hereof. Except as set forth in Schedule 4.11, there has been no increase in the compensation of any Current Employee since December 31, 2002. QuickHire has made all deductions required by law to be made for wages and salaries, which deductions are consistent with past practices and in accordance with GAAP and has either remitted same to the legally constituted authorities entitled to receive payment thereof or has reserved for same in its accounts and an amount of cash equal to the amount of such reserve has been set aside for payment thereof and will be paid by QuickHire when due. QuickHire has not entered into, and is not obligated to enter into, any agreement relating to the payment of vacation pay or severance pay to any Current Employee and QuickHire does not have any obligation to any Current Employee to provide them with pay for vacation time other than as required by generally applicable provisions of law. QuickHire is in material compliance with all laws respecting employment and employment practices. There is no labor strike, dispute, slowdown, work stoppage or any other material difficulty occurring nor, to the knowledge of any of the Seller Parties, threatened against or involving QuickHire or the Business. Except as set forth on Schedule 4.11, QuickHire has not at any time maintained, made contributions to or become obligated with respect to any pension, retirement, savings, disability, medical, dental, health, life, death benefit, group insurance, profit sharing, deferred compensation, stock option, bonus, incentive, vacation, severance, or other employee benefit plan, trust, arrangement, contract, agreement, policy, commitment, or obligation including without limitation, any pension plan as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any welfare plan as defined in Section 3(1) of ERISA. All of the foregoing employee benefit plans ("Employee Benefit Plans") are in substantial compliance with governing documents and agreements and with applicable laws. To the knowledge of the Seller Parties, no claim, fact, event or condition exists which could give rise to a material claim by any Current Employee or any former employees of QuickHire, or dependents and spouses of any of the foregoing, under any workers compensation laws, regulations or programs or for other medical expenses. No union organizational activity or allegation, charge or complaint of employment discrimination or similar occurrence has occurred or is pending, or, to the knowledge of the Seller Parties, is threatened against QuickHire or the Business. QuickHire has not received any notice and none of the Seller Parties has any knowledge that any Current Employee is terminating his or her employment with QuickHire or the Business on account of the transactions contemplated by this Agreement and the Transaction Documents. ITi does not have and has never had any employees or any obligations arising out of or in connection with employment or offers of employment.

          4.12    Customers.    Schedule 4.12 contains (i) a true, correct and complete list of all Customers as of the date hereof and (ii) a complete list by dollar volume of billings (within the period January 1, 2002 through June 30, 2003) to the twenty (20) largest customers of QuickHire. Except as set forth on Schedule 4.12, since January 1, 2003, no customer or client of QuickHire, whether or not listed on Schedule 4.12, has cancelled, or otherwise terminated, or, to the knowledge of any Seller Party, threatened to cancel or otherwise terminate, its relationship with QuickHire, or materially reduced, or, to the knowledge of the Seller Parties, threatened to materially reduce, its business with QuickHire. QuickHire has not received any notice and neither QuickHire nor any Seller Party has any knowledge that any Customer intends to cancel or otherwise modify its relationship with QuickHire on account of the transactions contemplated by this Agreement and the Transaction Documents or otherwise. ITi does not have and has never had any customers or clients.

          4.13    Prebillings or Prepayments.    Except as disclosed on Schedule 4.13, QuickHire has not billed, and QuickHire has not received any payments from any of the Customers or its potential customers for services to be rendered or for expenses to be incurred on or after the Effective Time.

          4.14    Conduct of Business.    Except as set forth on Schedule 4.14, since December 31, 2002, QuickHire and ITi have conducted the Business only in the ordinary course of business consistent with past custom and practice, have incurred no liabilities or obligations whatsoever other than in the ordinary course of business consistent with past custom and practice and there has been no material adverse change in the assets, condition (financial or otherwise), results of operations, employee or customer relations, business activities or business prospects of QuickHire, ITi or the Business, nor does any Seller Party know of any such change which is threatened, nor has there been any damage, destruction or loss materially adversely affecting any of the Assets, Proprietary Rights or the business condition (financial or otherwise), results of operation, prospects or activities of QuickHire, ITi or the Business, whether or not covered by insurance. Except as set forth on Schedule 4.14, there are no (i) management, administrative, computer or other services provided by any affiliates of any Seller Party to QuickHire or ITi relating to the Business, the Assets or the Proprietary Rights nor any such services provided by QuickHire or ITi to any affiliates of any Seller Party affecting, involving or relating to the Business, the Assets or the Proprietary Rights, and (ii) other contracts, agreements, arrangements or transactions (including the purchase and sale of inventory or supplies) relating to the Business, the Assets or the Proprietary Rights between QuickHire or ITi, on the one hand, and any of such individuals or entities on the other hand, currently in effect. As used in this Agreement, the term "affiliate" shall mean, with respect to any person or entity, any person or entity that, directly or indirectly, is in control of, is controlled by, or is under common control with, such person or entity.

          4.15    Transactions with Buyer.    Except as set forth on Schedule 4.15, since January 1, 2003, there have been no transactions between QuickHire, ITi or any of their respective affiliates on the one hand and Buyer or any of its affiliates (including but not limited to Monster.com) on the other hand.

          4.16    Bulk Transfer Law.    Article 6 of the Uniform Commercial Code as in effect in the State of Virginia does not apply to the transactions contemplated by this Agreement and the Transaction Documents.

          4.17    No Misrepresentation.    Neither this Agreement nor the Transaction Documents contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading. To the knowledge of the Seller Parties, there is no material fact that has not been disclosed to Buyer in writing that materially adversely affects or could reasonably be anticipated to materially adversely affect the Assets, the Proprietary Rights, the Business or any Seller Party's ability to consummate the transactions contemplated hereby.

        5.    Representations and Warranties of Buyer.    Buyer represents and warrants to QuickHire and Hochstein as follows:

          5.1    Organization and Good Standing.    Buyer is a corporation duly organized, existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business and to own, operate or lease its properties and assets and to execute and deliver this Agreement and the Transaction Documents and to perform its obligations hereunder and thereunder. Buyer is duly licensed and qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the location of the assets or the character of the operations of its business requires such license or qualification, except for those jurisdictions where the failure to be so qualified or in good standing would not individually or in the aggregate have a material adverse effect on Buyer.

          5.2    Authorization.    The execution and delivery of this Agreement and the Transaction Documents, and the performance by Buyer of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereunder and thereunder, have been duly authorized by all necessary corporate action of Buyer. Each of this Agreement and the Transaction Documents has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

          5.3    Absence of Conflicts.    The execution, delivery and performance of this Agreement and the Transactions Documents by Buyer will not conflict with, or result in the breach, or constitute a default under, or require the consent, approval or filing with any person or entity under Buyer's Certificate of Incorporation or Bylaws, or any agreement, instrument, judgment, injunction, order, law, rule, regulation, license or decree to which Buyer is a party or by which Buyer is bound, other than such consents, approvals, filings or waivers as have been received at or prior to the date hereof.

        6.    Certain Obligations of QuickHire, McCarrick, Hochstein and Buyer.

          6.1    Indemnification by QuickHire, McCarrick and Hochstein.    QuickHire, McCarrick and Hochstein, jointly and severally, shall indemnify, defend and hold Buyer and its affiliates, and each of their respective directors, officers, shareholders, employees and agents (collectively, the "Buyer Indemnified Parties") harmless from and against, and shall promptly pay any such indemnified party or reimburse any such indemnified party for, any and all losses, liabilities, damages and expenses (including but not limited to reasonable attorneys' fees incurred by any such indemnified party in any action or proceeding between such indemnified party and the indemnitor or between any such indemnified party and any third party or otherwise) (collectively, "Indemnifiable Losses") any such indemnified party may suffer or incur arising out of or in connection with (i) any misrepresentation or breach of a representation, warranty or agreement made by any of the Seller Parties in this Agreement or any Transaction Document, (ii) any allegations by a third party which, if true, would constitute a misrepresentation or breach of a representation or warranty made herein by any of the Seller Parties or non-compliance with or breach by any of the Seller Parties, or any affiliate of any Seller Party, of any of the respective covenants or agreements contained in this Agreement or the Transaction Documents to be performed by any Seller Party or any of their respective affiliates, (iii) any liability of QuickHire not being assumed by Buyer pursuant to Section 1.2 hereof (including without limitation any liability resulting from, caused by or arising out of the ownership of the Assets by QuickHire or the conduct of the Business by QuickHire to the extent arising and relating to periods prior to the Effective Time, notwithstanding any novation agreement or similar agreement that Buyer or a member of the Buyer Affiliated Group may enter into agreeing to assume any such liability), or (iv) obligations for brokers' or finders' fees or commissions incurred by any Seller Party or any of their respective affiliates.

          6.2    Indemnification by Buyer.    Buyer shall indemnify, defend and hold QuickHire and Hochstein and their respective affiliates, each of their respective directors, officers, shareholders, employees and agents (collectively, the "Seller Indemnified Parties") harmless from and against, and shall promptly pay any such indemnified party or reimburse any such indemnified party for, any Indemnifiable Losses any such indemnified party may suffer or incur arising out of or in connection with (i) any misrepresentation or breach of a representation, warranty or agreement made by Buyer in this Agreement or any Transaction Document, (ii) any allegations by a third party which, if true, would constitute a misrepresentation or breach of a representation or warranty made herein by Buyer or non-compliance with or breach by Buyer or any of its affiliates of any of the respective covenants or agreements contained in this Agreement or the Transaction Documents to be performed by Buyer or any of its affiliates, (iii) Buyer's failure to pay the liabilities assumed by Buyer pursuant to Section 1.2 hereof, or (iv) obligations for brokers' or finders' fees or commissions incurred by Buyer or any of its affiliates.

          6.3    Procedure; Other Matters.    If any party has a claim hereunder or if any claim is made against a party hereunder, that, if sustained, would give rise to a liability of the other party under this Agreement, such party shall promptly cause notice of the claim to be delivered to the party who may be so liable (the "Indemnifying Party") and, in the event of a third party claim, shall afford the Indemnifying Party and its counsel, at the Indemnifying Party's sole cost and expense, the opportunity to defend or settle the third party claim. Notwithstanding the foregoing, it is understood that (i) the failure to give notice shall not affect any rights to indemnification except to the extent the Indemnifying Party is materially adversely affected by such failure, (ii) with respect to any third party claim, the indemnified party shall have the opportunity to participate in the defense of such claim through counsel of its own choosing and at its own expense, and, (iii) with respect to any third party claim, the Indemnifying Party shall not settle or compromise any such claim without the prior written consent of the indemnified party. Buyer's remedies under this Agreement shall include, without limitation, a right to set off all amounts that are due and owing to Buyer against amounts due QuickHire, McCarrick or Hochstein under this Agreement or any Transaction Document or otherwise.

          6.4    Taxes—QuickHire.

            (a)    Tax Returns.    QuickHire shall be liable for filing all tax returns and shall pay all taxes, and interest, penalties and other charges related thereto, whether assessed or unassessed, applicable to QuickHire, its assets or the Business, in each case attributable to periods (or portions thereof) ending on or prior to the date of the Closing (the "Closing Date"). Buyer shall be liable for filing all tax returns and shall pay all taxes, and interest, penalties and other charges related thereto, whether assessed or unassessed, applicable to the Business or the Assets, in each case attributable to periods (or portions thereof) beginning after the Closing Date, except to the extent the existence of such liability or obligation is contrary to any covenant, representation or warranty of QuickHire or McCarrick under this Agreement or any Transaction Document. For purposes of this Section 6.4(a), any reporting period, which absent the transactions contemplated by this Agreement, would begin before and end after the Closing Date shall be treated as two reporting periods, one ending on the Closing Date and the other beginning on the day immediately following the Closing Date. Buyer and QuickHire agree to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) or make a report with respect to, such taxes (including filings required under Section 1060 of the Internal Revenue Code or any successor statute thereof) in accordance with the allocation of the purchase price determined pursuant to this Agreement.

            (b)    Transfer Tax.    Notwithstanding Section 6.4(a), each of QuickHire on the one hand and Buyer on the other hand shall pay any tax statutorily imposed upon each of them (including, without limitation, any sales tax, use tax, real property transfer or gains tax, or documentary stamp tax) directly attributable to the sale or transfer of the Assets or the Business or this Agreement or any of the Transaction Documents.

            (c)    Allocation of Purchase Price.    For U.S. Federal, state and local taxation purposes, the purchase price payable to QuickHire shall be allocated in accordance with Schedule 6.4(c).

          6.5    Taxes—ITi.

            (a)    Tax Periods Ending on or Before the Closing Date.    Hochstein shall be responsible for the preparation of the tax returns of ITi for all taxable periods ending on or prior to the Closing Date. Tax returns of ITi for the tax period ending on or before the Closing Date, together with all work papers and schedules related thereto, shall be delivered to Buyer for its review and acceptance no later than the earlier of (i) February 28, 2004 and (ii) thirty (30) days prior to the filing of such returns, and shall be prepared in a manner consistent with prior practice unless otherwise required by applicable laws.

            (b)    Tax Indemnities.

              (i)    Hochstein shall be responsible for, shall pay or cause to be paid, and QuickHire, McCarrick and Hochstein shall indemnify, defend and hold harmless Buyer and its affiliates, on a joint and several basis, against and reimburse Buyer and its affiliates for any and all taxes that may be imposed upon or assessed against ITi or its assets: (i) with respect to any Pre-Closing Period (as defined in Section 6.5(b)(ii)), and (ii) arising by reason of any breach or inaccuracy of the representations relating to ITi contained in Section 4.9 hereof.

              (ii)   Subject to Section 6.5(c), payment by QuickHire, McCarrick or Hochstein of any amount due to Buyer under this Section 6.5(c) shall be made within ten (10) days following written notice by Buyer that payment of such amount to the appropriate tax authority is due by Buyer.

              (iii)  For purposes of this Section 6.5, "Pre-Closing Period" shall mean a taxable period or portion thereof that ends on or prior to the Closing Date. If a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that ends on (and including) the Closing Date shall constitute a Pre-Closing Period. In the case of any tax that is imposed on a periodic basis and is payable for a period that begins before the Closing Date and ends after the Closing Date, the portion of such taxes payable for the Pre-Closing Period shall be (i) in the case of any tax other than a tax based upon or measured by income, the amount of such tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period and (ii) in the case of any tax based upon or measured by income, the amount that would be payable if the taxable year ended on the Closing Date.

              (iv)  The indemnification provided for in this Section 6.5 shall be without regard to the limitations on indemnification rights contained in Section 6.8.

            (c)    Contests.

              (i)    After the Closing, Buyer, on the one hand, and QuickHire, McCarrick and Hochstein, on the other hand, shall promptly notify each other in writing of any demand or claim received by QuickHire, McCarrick, Hochstein, Buyer or ITi from any tax authority or other party with respect to taxes for which QuickHire, McCarrick and Hochstein are liable pursuant to Section 6.5(b)(i). Such notice shall contain factual information (to the extent known) describing the asserted tax liability in reasonable detail and shall include copies of any notice or other document received from any tax authority in respect of any such asserted tax liability.

              (ii)   QuickHire, McCarrick and Hochstein may elect to control the conduct, through counsel of their own choosing and at their own expense, of any audit, claim for refund and administrative or judicial proceeding involving any asserted liability with respect to which indemnity may be sought under Section 6.5(b)(i) (any such audit, claim for refund or proceeding relating to an asserted tax liability is referred to herein as a "Contest"). If QuickHire, McCarrick and Hochstein elect to control such a Contest, they shall within twenty (20) calendar days of receipt of the notice of asserted tax liability notify Buyer of their intent to do so, and QuickHire, McCarrick and Hochstein shall have all rights to settle, compromise and/or concede such asserted liability; provided, however, that Buyer shall have the right to consult with QuickHire, McCarrick and Hochstein regarding any Contest that may affect ITi for any period after the Closing Date and provided further that QuickHire, McCarrick and Hochstein shall not have the right to settle, compromise and/or concede any such Contest that may affect ITi for any period after the Closing Date without Buyer's prior written consent, which consent shall not be unreasonably withheld. If QuickHire, McCarrick and Hochstein elect not to control such a Contest or fail to notify Buyer of their election as herein provided, Buyer may pay, compromise or contest such Contest, at its own expense, subject to (i) reimbursement by QuickHire, McCarrick and Hochstein of reasonable third party expenses and (ii) the indemnification obligations of QuickHire, McCarrick and Hochstein under Section 6.5(b)(i).

              (iii)  In the event that Hochstein or any of his affiliates shall after the Closing take any position in any tax return, or reach any settlement or agreement on audit, regarding ITi which is in any manner inconsistent with any position taken by Hochstein in any filing, settlement or agreement made by Hochstein prior to the Closing and such inconsistent position (i) requires the payment by Buyer of more tax than would have been required to be paid had such position not been taken or such settlement or agreement not been reached, (ii) affects the determination of useful life, basis or method of depreciation, amortization or accounting of any of the assets or properties of ITi or (iii) accelerates the time at which any tax must be paid by Buyer, then Hochstein, in each such case, shall provide timely and reasonable notice to Buyer of such position and QuickHire, McCarrick and Hochstein shall, jointly and severally, indemnify Buyer and hold it harmless from any tax liability or tax cost or any loss arising from, in connection with or otherwise with respect to such position.

            (d)    Cooperation and Exchange of Information.    QuickHire, McCarrick and Hochstein on the one hand and Buyer and ITi on the other hand will provide each other with such cooperation and information as any of them reasonably may request of another in filing any tax return, amended tax return or claim for refund, determining a liability for taxes or a right to a refund of taxes or participating in or conducting any audit or other proceeding in respect of taxes, in each case relating to ITi. Each such party will retain all tax returns, schedules and work papers and all material records or other documents relating to tax matters of ITi for the tax period first ending after the Closing Date and for all prior tax periods until the expiration of the statute of limitations of the tax periods to which such tax returns and other documents relate, without regard to extensions except to the extent notified by another party in writing of such extensions for the respective tax periods. Any information obtained under this Section 6.5(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of tax returns or claims for refund or in conducting an audit or other proceeding.

          6.6    Retained Receivables.    QuickHire acknowledges that it is of material importance to Buyer that QuickHire's actions in collecting the Retained Receivables do not adversely affect the Business or set a precedent for discounting. Consequently, QuickHire agrees that it shall collect the Retained Receivables in the ordinary and usual course of business but it shall not, without the prior written consent of Buyer, employ extraordinary collection methods, institute or threaten legal proceedings or accept less than the face value thereof from the account debtor. McCarrick and Hochstein jointly and severally agree to cause QuickHire to comply with the provisions of this Section 6.6.

          6.7    Cooperation.    Each party shall execute and deliver to the other parties such other documents as are reasonably necessary for the implementation and consummation of the transactions contemplated by this Agreement and the Transaction Documents, including without limitation assignments of trademarks, patents or other intellectual property rights. The parties each agree that after the Effective Time they will hold and will promptly transfer and deliver to the appropriate party, from time to time as and when received by them, any cash, checks with appropriate endorsements (using their best efforts not to convert such checks into cash), or other property that they may receive after the Effective Time which properly belongs to another party and will account to the other for all such receipts.

          6.8    Limitations on Indemnification.

            (a)   QuickHire, McCarrick and Hochstein shall not be required to indemnify the Buyer Indemnified Parties under Section 6.1 unless the aggregate of all Indemnifiable Losses under Section 6.1 exceeds $50,000, at which point QuickHire, McCarrick and Hochstein shall be obligated to indemnify the Buyer Indemnified Parties for all Indemnifiable Losses and not merely Indemnifiable Losses in excess of such $50,000. Buyer shall not be required to indemnify the Seller Indemnified Parties under Section 6.2 unless the aggregate of all Indemnifiable Losses under Section 6.2 exceeds $50,000, at which point Buyer shall be obligated to indemnify the Seller Indemnified Parties for all Indemnifiable Losses and not merely Indemnifiable Losses in excess of such $50,000.

            (b)   Notwithstanding anything to the contrary herein, in no event shall the total indemnification to be paid by QuickHire, McCarrick and Hochstein pursuant to Section 6.1 exceed the aggregate consideration received by QuickHire and Hochstein pursuant to Sections 3.1, 3.2, 3.3 and 3.4. In the event that the limitation set forth in this Section 6.8(b) prevents the Buyer Indemnified Parties from recovering any Indemnifiable Losses, then any unrecovered Indemnifiable Losses shall offset any future payments to be made pursuant to Sections 3.1, 3.2, 3.3 and 3.4.

            (c)   Notwithstanding anything to the contrary in this Agreement, no claim for indemnification under Section 6.1 or Section 6.2 shall be made with respect to any representation or warranty herein after the survival period for such representation or warranty set forth in Section 9.3, except as to any matters with respect to which a bona fide written claim shall have been made or an action at law or in equity shall have commenced before such date, in which event the applicable survival period shall continue (but only with respect to, and to the extent of, such claim) until the final resolution of such claim or action, including all applicable periods for appeal.

        7.    Certain Restrictions on QuickHire, McCarrick and Hochstein.

          7.1    Confidentiality.    Each of QuickHire, McCarrick and Hochstein shall not disclose or furnish to any third party nor use for his or its benefit, and each of them shall cause their affiliates not to disclose or furnish to any third party nor use for their benefit, any information, documents and materials relating to the Assets, the Proprietary Information or the Business, and QuickHire, McCarrick and Hochstein shall keep, and cause their affiliates to keep, confidential the terms of this Agreement and the Transaction Documents. It is understood and agreed that the foregoing restrictions do not apply to information which after the date hereof becomes generally available to the public other than as a result of a disclosure by QuickHire, McCarrick or Hochstein or any of their respective affiliates, and with respect to the terms of this Agreement and the Transaction Documents, the restrictions set forth in the first sentence of this Section 7.1 do not apply to any disclosure of the terms of this Agreement and the Transaction Documents which is reasonably required to be disclosed in connection with disputes over such terms.

          7.2    Non-Solicitation.    In the furtherance of the transactions contemplated by this Agreement and the Transaction Documents and the transfer of the Business to Buyer hereunder and to more effectively protect the value of the Assets, the Proprietary Information and the Business, and without limiting the provisions of Section 7.3 hereof, for a period commencing on the Closing Date and ending three (3) years after the Closing Date, QuickHire, McCarrick and Hochstein shall not, and they shall cause their affiliates not to, directly or indirectly, as employee, agent, consultant, principal or otherwise, (A) solicit any Business from or in any way transact any Business with or otherwise seek to influence or alter the relationship with Buyer or its affiliates of any Customer or any other party who is or becomes a customer of Buyer or its affiliates at any time during such period, or is or was a party to whom the Business or Buyer or any of their respective affiliates has made a presentation (orally or in writing) at any time during such period for the purpose of developing a customer relationship relating to the Business, except on behalf of Buyer or Buyer's affiliates pursuant to any employment agreement or arrangement between such party and Buyer in effect from time to time or (B) solicit for employment or other services or otherwise seek to influence or alter the relationship with Buyer or its affiliates of any Current Employee or other person who is or becomes an employee of Buyer or its affiliates at any time during such period, except that Velocity Group, Inc., which is owned by McCarrick, may hire Michelle Hankins and Tom Connelly, both of whom are Current Employees, to provide services to the Velocity Group during such three (3) year period so long as (i) such services do not reduce their commitment to the Buyer Affiliated Group and (ii) such services shall not exceed fifteen (15) hours per month each during such three (3) year period, whether or not such individuals remain employed by the Buyer Affiliated Group (unless either of such individuals is terminated by Buyer and its affiliates other than for "cause," which for these purposes shall mean the occurrence of any one or more of the following events: (i) either of such individual's willful failure or gross negligence in performance of his or her duties or compliance with the reasonable directions of his or her supervisor that remains unremedied for a period of twenty (20) days after the supervisor has given written notice specifying in reasonable detail such individual's failure to perform such duties or comply with such directions; (ii) either of such individual's failure to comply with a material employment policy of Buyer or its affiliates that remains unremedied for a period of twenty (20) days after his or her supervisor has given written notice to such individual specifying in reasonable detail his or her failure to comply; or (iii) either of such individual's commission of (a) a felony, (b) criminal dishonesty or (c) fraud, in which case there shall be no limitation on the amount of time that such individuals may spend providing services to the Velocity Group).

          7.3    Noncompetition.    QuickHire, McCarrick and Hochstein each acknowledge that they have extensive knowledge and a unique understanding of the Business, have been directly involved with the establishment and continued development of the Business's customer relations and have had access to all of the proprietary and confidential information used in the Business. QuickHire, McCarrick and Hochstein further acknowledge that if one of them or any of their affiliates were to compete with the Buyer in the Business following the Effective Time, great harm would come to Buyer thereby destroying any value associated with the purchase of the Business. In furtherance of the sale of the Business to Buyer hereunder by virtue of the transactions contemplated hereby and to more effectively protect the value of the Business, each of QuickHire, McCarrick and Hochstein covenants and agrees that, for a period beginning on the Closing Date and ending on the date that is three (3) years after the Closing Date, each of QuickHire, McCarrick and Hochstein shall not, and each of them shall cause its or his affiliates not to, directly or indirectly, as employee, agent, consultant, stockholder, director, partner or in any other individual or representative capacity, own, operate, manage, control, engage in, invest in or participate in any manner in, act as a consultant or advisor to, render services for (alone or in association with any person, firm, corporation or entity), or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise that directly or indirectly engages or proposes to engage in the Business anywhere in or into the United States or Canada, except on behalf of Buyer or Buyer's affiliates pursuant to any employment agreement or arrangement between such party and Buyer in effect from time to time. Notwithstanding the foregoing, nothing contained in this Section 7.3 shall prohibit McCarrick and his affiliates or Hochstein and his affiliates from owning not more than an aggregate of one percent (1%) of any class of stock of any company which is listed on a national securities exchange or traded in the over-the-counter market.

  QuickHire, McCarrick and Hochstein acknowledge that the restrictions set forth herein are reasonable, valid and necessary for the protection of the legitimate interest of Buyer.

          7.4    Remedies.    QuickHire, McCarrick and Hochstein acknowledge that the provisions of this Section 7 are of material importance to Buyer. QuickHire, McCarrick and Hochstein further acknowledge that the remedy at law for breach of their respective covenants under Sections 7.1, 7.2 or 7.3 will be inadequate and, accordingly, in the event of any breach or threatened breach by any of them of any of the provisions of Sections 7.1, 7.2 or 7.3, Buyer shall be entitled, in addition to any other available remedy, to an injunction restraining the breach or threatened breach thereof.

          7.5    Divisibility.    If any provision contained in this Section 7 is held to be unenforceable because of its duration, geographic area or any other reason, the court making that holding shall have the power to reduce or otherwise modify the duration, geographic area or other term of the provision, or to delete or modify specific words or phrases, and in its reduced or modified form the provision shall be enforced.

          7.6    Waiver of Claims.    Without in any way limiting the obligations of QuickHire, McCarrick and Hochstein under this Agreement, QuickHire, McCarrick and Hochstein hereby expressly and irrevocably waive any rights of contribution, subrogation, recoupment, counterclaim, set-off or indemnification that QuickHire, McCarrick or Hochstein may have against QuickHire, the Assets, ITi or the Business.

        8.    Company Employees.

          8.1    Offer of Employment to Current Employees.    Buyer or another member of the Buyer Affiliated Group (the "Employer") shall offer the Current Employees employment with the Employer on such terms and conditions and for such period of time as may be determined by Buyer or the Employer in its sole discretion.

          8.2    Plans, Benefits and Policies.    Buyer and/or the Employer shall adopt and provide for the Current Employees and other individuals it may hire such employee benefit plans, if any, as it determines in its sole discretion, and shall not be obligated to adopt or assume, in whole or in part, any of QuickHire's employee benefit plans or any obligations under any existing employment agreements or arrangements between QuickHire and any Current Employee. Notwithstanding the foregoing sentence, the Current Employees shall receive credit for the period such Current Employees were employed by QuickHire for purposes of the Buyer or the Employer employment policies and programs set forth on Schedule 8.2.

          8.3    Agreements with Employees.    QuickHire hereby waives any rights under any policy or agreement between QuickHire and any of the Current Employees or otherwise, which would restrict, in any manner, the Current Employees from performing any services contemplated by Buyer or the Employer, including any noncompetition, nonsolicitation and any other restrictive covenants.

          8.4    Duplicate Withholding.    QuickHire and the Employer shall enter into a mutually acceptable arrangement implementing the provisions of Rev. Proc. 84-77, 1984-2 C.B. 753, Section 5 providing for the treatment of withholding taxes respecting the Current Employees who accept the Employer's offer of employment in order to avoid duplicate withholding and reporting.

          8.5    Stock Options.    Within one hundred twenty (120) days following the Closing Date, Buyer will recommend to Buyer's compensation committee that it duly grant options to purchase an aggregate of one hundred thousand (100,000) shares of Buyer common stock to such Current Employees and in such amounts as proposed by McCarrick and Hochstein within thirty (30) days following the Closing Date. If, for whatever reason, after such recommendation has been made,

  Buyer's compensation committee does not grant any portion of such options to those Current Employees proposed by McCarrick and Hochstein, then any such remaining portion may be reallocated in a manner that is satisfactory to both McCarrick and Hochstein and Buyer's compensation committee. Such options will have an exercise price equal to the closing price of Buyer common stock on the Nasdaq Stock Market on the date of grant and shall in all respects be subject to the terms of Buyer's standard form of non-qualified stock option agreement. Such options will vest in four (4) equal annual installments beginning one (1) year after the date of grant, subject to continued employment.

          8.6    Interim Payroll and Benefits Administration.

            (a)    Payroll.    With respect to the period August 1, 2003 through September 30, 2003 (or any longer period mutually agreed to by Buyer and QuickHire) (the "Interim Payroll and Benefits Period"), QuickHire shall provide payroll services to the Employer by causing its third-party payroll provider, Intuit Complete Payroll, to (i) pay the Current Employees employed by the Employer in accordance with QuickHire's standard payroll practices in effect prior to the Effective Time, and (ii) satisfy all federal, state, city, social security, medicare other tax withholding or similar obligations of the Employer, including forwarding amounts withheld to the appropriate authorities. Buyer shall or shall cause the Employer to provide reasonable assistance to QuickHire to permit QuickHire to satisfy such obligations. At least two (2) days prior to each payroll date with respect to pay periods during the Interim Payroll and Benefits Period (such payroll dates are anticipated to be August 25, 2003, September 10, 2003, September 25, 2003 and October 10, 2003), QuickHire shall submit to Buyer or the Employer a copy of a detail report from Intuit Complete Payroll for such payroll period setting forth the gross amount to be paid to each Current Employee employed by the Employer, the net amount to be paid to each such employee after all applicable withholding, a breakdown of all amounts withheld from each such employee's pay, the aggregate gross pay (the "Aggregate Gross Pay") to be paid to all such employees, and any fees (the "Payroll Fees") payable to Intuit Complete Payroll for their services for such period. Within two (2) business days of receiving a copy of such detail report, Buyer or the Employer shall pay to QuickHire by transfer of immediately available funds to the account listed in Section 3.5(a) (or other agreed upon method) an amount equal to the Aggregate Gross Pay plus any Payroll Fees.

            (b)    FUTA/SUTA.    With respect to the Interim Payroll and Benefits Period, QuickHire shall provide FUTA and SUTA processing and filing services to the Employer by causing Intuit Complete Payroll to (i) calculate the FUTA and SUTA payments with respect to the Current Employees employed by the Employer, and (ii) pay the Employer's FUTA and SUTA obligations to the appropriate federal and state authorities. Buyer shall or shall cause the Employer to provide reasonable assistance to QuickHire to permit QuickHire to satisfy such obligations. Promptly upon receiving an invoice from Intuit Complete Payroll for the calendar quarter ending September 30, 2003, QuickHire shall submit to Buyer or the Employer a copy of such invoice, along with a breakdown of the cost allocable to the Interim Payroll and Benefits Period and the cost allocable to other periods. Within five (5) business days of receiving a copy of such invoice and breakdown, Buyer or the Employer shall pay to QuickHire by transfer of immediately available funds to the account listed in Section 3.5(a) (or other agreed upon method) an amount equal to the cost allocable to the Interim Payroll and Benefits Period, plus any fees payable to Intuit Complete Payroll for its FUTA and SUTA processing and filing services during the Interim Payroll and Benefits Period.

            (c)    Employee Benefits.    With respect to the Interim Payroll and Benefits Period, QuickHire shall provide employee benefits services to the Employer by causing CareFirst BlueCross BlueShield, UNUM Life Insurance Company of America and Delta Dental to provide to the Current Employees employed by the Employer substantially the same benefits programs provided to such employees immediately prior to the Effective Time. Promptly upon receiving an invoice from one of such benefits providers with respect to the Interim Payroll and Benefits Period, QuickHire shall submit to Buyer or the Employer a copy of such invoice, along with a breakdown (if applicable) of the cost allocable to the Interim Payroll and Benefits Period and the cost allocable to other periods. Within five (5) business days of receiving a copy of such invoice and (if applicable) breakdown, Buyer or the Employer shall pay to QuickHire by transfer of immediately available funds to the account listed in Section 3.5(a) (or other agreed upon method) an amount equal to the cost allocable to the Interim Payroll and Benefits Period, plus any fees payable to such benefits provider for the benefits provided during the Interim Payroll and Benefits Period.

        9.    Miscellaneous.

          9.1    Books and Records of QuickHire.    QuickHire shall maintain copies of books, records, correspondence, files and invoices which have not been transferred to Buyer hereunder and which relate to the Assets. Buyer shall have the right from time to time upon reasonable notice and during reasonable business hours, by an accountant or other authorized representative chosen by Buyer, to examine, make extracts from and make copies of the records referred to in the preceding sentence, for tax or other appropriate purposes.

          9.2    Debts.    QuickHire, McCarrick and Hochstein, jointly and severally, covenant that all debts, obligations and liabilities relating to the Business or Assets which are not expressly assumed by Buyer under this Agreement will be promptly paid and discharged by QuickHire as and when they become due and payable. QuickHire shall provide Buyer with status reports relating to such payments on a monthly basis, or as often as otherwise reasonably requested by Buyer.

          9.3    Survival.    Subject to the immediately following sentence, the representations, warranties and covenants set forth in this Agreement and the Transaction Documents shall survive the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, regardless of any investigation, inquiry or examination made by or on behalf of or any knowledge of a party or its affiliates. All of the representations and warranties set forth in this Agreement shall survive the Closing and continue in full force and effect through July 31, 2005, except that (i) the representations and warranties made in Sections 4.3, 4.9 and 4.11 shall survive until six (6) months after the expiration of the applicable statute of limitations and (ii) the representations and warranties made in Sections 4.1 and 4.2 shall survive indefinitely.

          9.4    Name Change.    As soon as reasonably practical after the Closing, and in any event no later than August 15, 2003, QuickHire will change its name to a name that is not confusingly similar to its current name.

          9.5    Bill of Sale, Assignment and Assumption Agreement.    QuickHire and Buyer have, simultaneously with the signing of this Agreement, executed and delivered to each other a bill of sale, assignment and assumption agreement relating to the Business and the Assets in the form of Exhibit A hereto.

          9.6    Employment Agreements.    Each of McCarrick, Hochstein and Donald Bauer have entered into employment agreements substantially in the form of the employment agreements attached hereto as Exhibit B, Exhibit C, and Exhibit D, respectively.

          9.7    Termination of Memorandum of Understanding and Consulting Services Agreement.    QuickHire, McCarrick, ITi and Hochstein have, simultaneously with the signing of this Agreement, executed and delivered to each other a termination of that certain Memorandum of Understanding dated February 3, 1999. QuickHire and Velocity Group have, simultaneously with the signing of this Agreement, executed and delivered to each other a termination of that certain Consulting Services Agreement dated October 1, 2001.

          9.8    Other Deliveries.    Simultaneously herewith, the Seller Parties are delivering to Buyer a copy of the resolutions of the board of directors and sole shareholders of QuickHire and ITi, certified by the secretary of each of QuickHire and ITi as having been duly and validly adopted and in full force and effect as of the date hereof, authorizing execution and delivery of this Agreement and the Transaction Documents, performance and consummation of the transactions contemplated hereby and thereby by QuickHire and ITi, and resignations of all of the directors and officers of ITi, effective as of the Closing and the original minute book and stock record book of ITi.

          9.9    Expenses.    Except as otherwise specifically provided herein, each of the parties shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and the Transaction Documents and in closing and carrying out the transactions contemplated by this Agreement and the Transaction Documents.

          9.10    Entire Agreement.    This Agreement contains, and is intended as, a complete statement of all of the arrangements between the parties with respect to its subject matter and supersedes any previous agreements and understandings between the parties with respect to that subject matter, and this Agreement cannot be changed or terminated orally. Neither QuickHire, McCarrick nor Hochstein may assign this Agreement or any of the Transaction Documents, directly or indirectly, by operation of law or otherwise, without the prior written consent of Buyer. It is understood and agreed that Buyer may assign the Assets and the Business to a member of the Buyer Affiliated Group (which may be a newly- formed limited liability company or otherwise), provided that in any such event Buyer shall remain liable for its obligations under this Agreement.

          9.11    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in New York, without reference to New York's principles of conflicts of law.

          9.12    Headings.    The section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

          9.13    Notices.    All notices and other communications under this Agreement shall be in writing and shall be deemed served when actually delivered (i) personally, (ii) by courier, or (iii) by registered mail, return receipt requested, in each case to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other parties pursuant to this provision):

    If to QuickHire, at:

      5905 Ewing Place
      Alexandria, VA 22310

    If to McCarrick, at:

      5905 Ewing Place
      Alexandria, VA 22310

    If to Hochstein, at:

      4200 South 34th Street
      Arlington, VA 22206

    If to QuickHire, McCarrick or Hochstein, with a copy to:

      Odin, Feldman & Pittleman, P.C.
      9302 Lee Highway, Suite 1100
      Fairfax, Virginia 22031
      Attention: David A. Lawrence, Esq.

    If to Buyer, to it at:

      622 Third Avenue, 39th Fl
      New York, NY 10017
      Attention: Andrew J. McKelvey
                         Myron F. Olesnyckyj, Esq.

          9.14    Nonassignable Contracts; Novation Agreements.

            (a)   To the extent that the assignment hereunder by QuickHire to Buyer of any agreement or other asset is not permitted or is not permitted without the consent or waiver of any other party, then, notwithstanding anything in this Agreement (including without limitation any Schedules or Exhibits hereto) to the contrary, this Agreement shall not be deemed to constitute an assignment of any such agreement or other asset if such consent or waiver has not been given or if such assignment otherwise would constitute a breach of, or cause a loss of benefits under, any such agreement or other asset, and Buyer shall not assume any obligations or liabilities thereunder. Without limiting in any way the obligations of QuickHire and McCarrick to obtain consents and waivers necessary for the sale, transfer, assignment and delivery of the agreements and other assets to Buyer hereunder, if any such consent or waiver is not obtained prior to the date hereof or if such assignment is not permitted irrespective of consent or waiver, QuickHire and McCarrick shall on and after the date hereof (i) use commercially reasonable efforts, at the direction of Buyer, to provide Buyer and its successors and assigns the benefits (and the burdens) of any such agreement and other asset, (ii) to the extent permitted by law, hold and declare that they hold such agreements and other assets in trust for the benefit of Buyer and its successors and assigns, (iii) cooperate in any reasonable and lawful arrangement designed to provide such benefits (and burdens) to Buyer and its successors and assigns without incurring any obligation to any other person or entity other than to provide such benefits to Buyer and its successors and assigns and (iv) enforce, at the request of Buyer or its successors and assigns for the account of Buyer or its successors and assigns, any rights of QuickHire arising from any such agreement or other asset (including, without limitation, the right to elect to terminate such agreement or other asset in accordance with the terms thereof upon the advice of Buyer or its successors or assigns).

            (b)   QuickHire and McCarrick shall use their commercially reasonable efforts to obtain a duly executed consent for any agreement or other asset, including without limitation, novation agreements from the government as required to transfer the government contracts listed on Schedule 4.6 to Buyer and its successors and assigns; provided that neither QuickHire nor McCarrick shall be required to make any material payment or agree to any material undertaking in connection therewith not contemplated by the government contracts, agreements or other assets. Buyer and its successors and assigns will cooperate with QuickHire and McCarrick as reasonably requested by them to assist in obtaining such consents and novations. Neither QuickHire, McCarrick nor Hochstein shall have any liability whatsoever to Buyer or its successors or assigns arising out of or relating to the failure to obtain any consent or novation that may be required in order to assign to Buyer or its successors or assigns any of the government contracts listed on Schedule 4.6, except to the extent of a breach of the representations set forth in Section 4.6 hereof or a breach of the obligations of QuickHire and McCarrick under this Section 9.14.

          9.15    Separability.    If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

          9.16    Waiver.    Any party may waive compliance by another with any of the provisions of this Agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing.

          9.17    Counterparts.    This Agreement may be executed in counterparts.

          9.18    Performance by Affiliates.    Each party agrees to cause its affiliates to comply with any obligations hereunder relating to such affiliates.

          9.19    Schedules.    The mere inclusion of an item in a Schedule as an exception to a representation or warranty shall not be deemed an admission by the Seller Parties that such item represents an exception or material fact, event or circumstance. Further, any fact or item which is clearly disclosed on any Schedule to this Agreement or in the Financial Statements in such a way as to make its relevance or applicability to information called for by another Schedule or other Schedules to this Agreement reasonably apparent shall be deemed to be disclosed on such other Schedule or Schedules, as the case may be, notwithstanding the omission of a reference or cross-reference thereto.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

QUICKHIRE, INC.
By:	/s/ CHRISTOPHER MCCARRICK
	Name:	Christopher McCarrick
	Title:	President
INTERNET TECHNOLOGIES, INC.
By:	/s/ BRYAN HOCHSTEIN
	Name:	Bryan Hochstein
	Title:	President
/s/ CHRISTOPHER MCCARRICK Chris McCarrick
/s/ BRYAN HOCHSTEIN Bryan Hochstein
MONSTER WORLDWIDE, INC.
By:	/s/ BRENT PEARSON
	Name:	Brent Pearson
	Title:	Senior Vice President, Monster Government Solutions

        The Schedules to this Agreement have been omitted. The omitted Schedules consist of (i) a list of the assets of QuickHire, Inc. ("QuickHire") acquired by Monster Worldwide, Inc. ("MW"), (ii) a list of the assets of QuickHire not acquired by MW, (iii) the net book value of QuickHire's fixed assets at the Effective Time, (iv) a list of required consents and approvals, (v) a list of liens on the assets of QuickHire, (vi) a list of contracts and real estate leases of QuickHire and ITi, (vii) financial statements of QuickHire and the Business, (viii) a list of accounts receivable of QuickHire, (ix) a list of all customers and billings, (x) a list of employees of QuickHire and employee benefit plans, (xi) a list of unearned revenue of QuickHire, (xii) a list relating to the conduct of the Business, (xiii) a list of transactions between the Business and MW, (xiv) the allocation of the purchase price and (xv) a list relating to duplicate withholding taxes.

        The Schedules to this Agreement will be furnished to the Securities and Exchange Commission supplementally upon request.

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